SEC Mail Processing Section
MAY 05 2008
Washington, DC
108

UNITI
SECURITIES AND E)
Washingto...

08031848

2007 MAY -6 AM 8:13

SEC / MR

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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 66969

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 AND ENDING 12/31/2007
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Miller Capital Markets LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4900 NORTH SCOTTSDALE ROAD; SUITE 3600
(No. and Street)

SCOTTSDALE ARIZONA 85251-7663
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MARY A. NANCE 602-225-0505
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SEMPLE, MARCHAL & COOPER, LLP
(Name – *if individual, state last, first, middle name*)

2700 N. CENTRAL AVENUE, NINTH FLOOR, PHOENIX, AZ 85004
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 30 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, J. ANDREW MOORER, swear (or affirm) that, to the best of my knowledge and belief the accompanying ~~financial statement and supporting schedules~~ SCHEDULE I - COMPUTATION OF NET CAPITAL (AS AMENDED) pertaining to the firm of MILLER CAPITAL MARKETS, LLC, as of DECEMBER 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
JAZZMINE MARTINEZ
NOTARY PUBLIC - ARIZONA
MARICOPA COUNTY
My Comm. Expires April 30, 2008

Notary Public

Signature

PRESIDENT AND CHIEF EXECUTIVE OFFICER
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [ ] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital. (AS AMENDED)
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SCHEDULE I
MILLER CAPITAL MARKETS, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2007

Net Capital:	
Total Members' equity	$ 122,203
Total Available Capital	122,203
Deduct Non-Allowable Assets:	
Accounts receivable	8,171
CRD deposit	2,304
Non-marketable equity securities	36,139
Total Deductions	46,614
Net Capital	$ 75,589
Aggregate Indebtedness:	
Accounts payable	3,975
Total Aggregate Indebtedness	$ 3,975
Minimum Net Capital Requirement (6 2/3% of aggregate indebtedness)	$ 265
Minimum dollar net capital requirement	$ 5,000
Net capital requirement (greater of above)	$ 5,000
Amount in Excess of Minimum Net Capital	$ 70,589
Amount in Excess of Minimum Net Capital at 1000%	$ 75,191
Ratio: Aggregate Indebtedness To Net Capital	0.06:1

The computation of net capital reported on this schedule agrees to the corresponding schedule included in the Company's unaudited FOCUS filing, Part IIA as of December 31, 2007.

FINRA

Financial Industry Regulatory Authority

SEC Mail Processing Section
MAY 05 2008
Washington, DC
108

By First Class Mail and Certified Mail #7007 0710 0000 6028 3919

April 10, 2008

Ms. Mary Nance
Chief Financial Officer
Miller Capital Markets, LLC
4909 East McDowell Rd.
Phoenix, AZ 85008

RE: Miller Capital Markets, LLC, Annual Audit

Dear Ms. Nance:

This acknowledges receipt of your December 31, 2007 annual filing of audited financial statements made pursuant to U.S. Securities and Exchange Commission (SEC) Rule 17a-5(d) (the Rule). The report as submitted appears deficient in that it did not contain the following:

- A reconciliation, including appropriate explanations, of the audited computation of net capital and the firm's un-audited net capital computation as reported on the original FOCUS Part IIA. If no material differences existed, a statement so stating.

Based on the above, your filing does not comply with requirements of the Rule. The text of the Rule is reproduced in the NASD *Manual* under the section titled *SEC Rules & Regulation T*. We urge you to review the Rule with your independent accountant.

Pursuant to the provision of NASD Rule 8210, we request that you send one copy of each item listed above to this office and to the appropriate SEC Regional Office, and two copies to SEC Washington, D.C. Office. Your submissions must include a new complete Form X-17A-5 Part III Facing Page, a copy of which is enclosed for your convenience.

Please note that the Denver District Office is presently scheduled to move effective April 21, 2008. If your correspondence will not be received at our present location by April 17th, please send it to 4600 S. Syracuse St., Suite 1400, Denver, CO 80237.

Please respond to this matter by April 24, 2008. Questions may be addressed to your Coordinator, Shane Sutherland at (303) 446-3136.

Sincerely,

Lance Burkett
Examination Manager

Enclosure: X-17A-5 Part III Facing Page and Oath and Affirmation

cc: Securities and Exchange Commission
Pacific Regional Office
5670 Wilshire Boulevard, 11th Floor
Los Angeles, CA 90036-3648

Semple, Marchel & Cooper, LLP
2700 N. Central Avenue, Ninth Floor
Phoenix, AZ 85004

END